Exhibit 99.1

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Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Ryan Young - Corporate Communications - +1 480 696 2832 - Chandler, Arizona, USA

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reaches agreement for delivery of minimum of 15 EUV lithography systems

VELDHOVEN, the Netherlands, 22 April 2015 – ASML Holding NV (ASML) today announces that it has signed an agreement with one of its major US customers to deliver a minimum of 15 ASML EUV lithography systems to support increased development activity and pilot production of future-generation manufacturing processes. The customer intends to use EUV lithography for multiple processing steps in future process technology nodes. The delivery of the first two NXE:3350B EUV systems is expected before the end of 2015. The new systems will be in addition to the existing EUV development systems already at the customer. Financial terms were not disclosed.

Extreme Ultraviolet (EUV) lithography is the leading new patterning technology that simplifies the manufacturing process for the most advanced chips with significant benefits in terms of yield and cycle time. It will help the semiconductor industry to continue Moore’s Law well into the next decade by packing more transistors on a chip, reducing cost-per-function and improving energy efficiency.

“EUV is now approaching volume introduction. Long-term EUV planning and EUV ecosystem preparation is greatly supported by this commitment to EUV, kick-starting a new round of innovation in the semiconductor industry. The commitment extends the planning horizon and increases the confidence in EUV,” ASML President and Chief Executive Officer Peter Wennink said.

About ASML

ASML makes possible affordable microelectronics that improves the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

About EUV

Lithography is an optical technology that is used to image the circuits on a chip. One of the key factors that determine the resolution that can be achieved with lithography is the wavelength of the light. Extreme Ultraviolet (EUV) Lithography uses light of a shorter wavelength (13.5 nanometers) than the current standard in volume production of the most advanced chips, immersion lithography (193 nanometers). EUV can thus image smaller features without the need for multiple exposures, and allows semiconductor device makers to simplify the manufacturing process, exposing a critical layer of a chip in a single step.

Forward Looking Statements

This document contains statements that are forward-looking, including statements with respect to expected purchases of EUV systems, including orders of EUV systems pursuant to the agreement described in this document, the expected use and integration of EUV systems, the expected timing and shipment of EUV systems, the productivity and performance of EUV systems, including their continuation of Moore’s law, the semiconductor industry acceptance of EUV, and the development of EUV technology. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, EUV product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of ASML’s systems, the continuing success of EUV technology advances and the related pace of EUV product development, the semiconductor industry’s acceptance of EUV, the number and timing of EUV systems expected to be shipped including the number of EUV systems that may be ordered and shipped pursuant to the agreement described in this document, the placement, cancellation or postponement of orders of EUV systems pursuant to the agreement described in this document, ASML’s ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.